                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*



                          CATHERINES STORES CORPORATION
   -------------------------------------------------------------------------

                                (Name of Issuer)


                                  COMMON STOCK
   -------------------------------------------------------------------------

                         (Title of Class of Securities)


                                    14916F100
   -------------------------------------------------------------------------

                                 (CUSIP Number)

                             JOSEPH D. LEHRER, ESQ.
     10 SOUTH BROADWAY, SUITE 2000, ST. LOUIS, MISSOURI 63102 (314) 241-9090
   -------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  JUNE 8, 1999
   -------------------------------------------------------------------------

             (Date of Event Which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

         NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                        (Continued on following page(s))
                                Page 1 of 6 Pages

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CUSIP No.  14916F100                        13D               Page 2 of 6 Pages
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


--------------------------------------------------------------------------------------------------------------------

    1      Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (entities only)

           WOODBOURNE PARTNERS, L.P.
--------------------------------------------------------------------------------------------------------------------

    2      Check the Appropriate Box if a Member of a Group (See Instructions)             (a)   [ ]
                                                                                           (b)   [ ]

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    3      SEC Use Only



--------------------------------------------------------------------------------------------------------------------

    4      Source of Funds (See Instructions)

           OO
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    5      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)   [ ]


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    6      Citizenship or Place of Organization

           MISSOURI

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         Number of              7     Sole Voting Power

          Shares                      896,600, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
                             ---------------------------------------------------------------------------------------

       Beneficially             8     Shared Voting Power

         Owned by                     -0-
                              ---------------------------------------------------------------------------------------

           Each                 9     Sole Dispositive Power

         Reporting                    896,600, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
                             ---------------------------------------------------------------------------------------

                               10     Shared Dispositive Power
        Person With
                                      -0-
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person

           896,600, SUBJECT TO THE DISCLAIMER CONTAINED IN ITEM 5.
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)    [ ]


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   13      Percent of Class Represented by Amount in Row (11)

           12.9%

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   14      Type of Reporting Person (See Instructions)

           PN
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

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CUSIP No.  14916F100                13D                     Page 3 of 6 Pages
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                         AMENDMENT NO. 1 TO SCHEDULE 13D

         John D. Weil, the sole shareholder and director of the corporate general partner of Woodbourne Partners, L.P., reported the acquisition of shares of Common Stock ("Stock") of Catherines Stores Corporation, a Delaware corporation (the "Issuer"), 3742 Lamar Avenue, Memphis, Tennessee 38118 in an initial filing of this Schedule 13D on July 22, 1997. Item 2, Item 4, Item 5 and
Item 6 are hereby amended as follow by this filing. All other items are unchanged from the initial filing, as previously amended.

ITEM 2.  Identity and Background.

         (a)      Woodbourne Partners, L.P. ("Reporting Person")

                  State of Organization:  Missouri.

                  Principal Business:     Investments.

                  Address:                200 N. Broadway, Suite 825
                                          St. Louis, Missouri 63102

                  General Partner:        Clayton Management Company.

                  (d)      No.

                  (e)      No.

         Information on General Partner and Controlling Persons pursuant to Instruction C:

         (a)      Clayton Management Company (General Partner of the Reporting
                  Person).

                  State of Organization:  Missouri.

                  Principal Business:     Investments.

                  Address:                200 N. Broadway, Suite 825
                                          St. Louis, Missouri 63102

                  Sole Director:          John D. Weil.

                  Executive Officers:     John D. Weil  - President/Secretary.
                                          Thomas E. Kahn  - Assistant Secretary.

                  Sole Shareholder:       John D. Weil.

                  (d)      No.

                  (e)      No.

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CUSIP No.  14916F100                13D                     Page 4 of 6 Pages
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         (a)      John D. Weil (Sole Director and Shareholder of the General
                  Partner of the Reporting Person).

                  (b)    200 N. Broadway, Suite 825, St. Louis, Missouri  63102.

                  (c) Self-employed investor, 200 N. Broadway, Suite 825, St. Louis, Missouri 63102.

                  (d)    No.

                  (e)    No.

                  (f)    U.S.A.


ITEM 4.  Purpose of the Transaction.

         The owner listed in Item 5 purchased the Stock of the Issuer for general investment purposes. The owner listed in Item 5 may acquire additional shares of the Stock of the Issuer, based upon its investment decisions. It is not contemplated that any of the acquisitions reported hereunder or any future acquisitions will result in any change in the present management of the Issuer.

The owner listed in Item 5 have no present plans or proposals which relate to or would result in:

         (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (b) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (c) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or fill any existing vacancies on the board;

         (d) any material change in the present capitalization or dividend policy of the Issuer;

         (e) any other material change in the Issuer's business or corporate structure;

         (f) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association;

         (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act; or

         (i)      any action similar to those enumerated above.

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CUSIP No.  14916F100                13D                     Page 5 of 6 Pages
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ITEM 5.  Interest in Securities of the Issuer.

         (a) Subject to the disclaimer of beneficial ownership hereinafter set forth, the Reporting Person hereby reports beneficial ownership of 896,600 shares of Stock in the manner hereinafter described:



                                                                                       Percentage of
                                              Relationship to          Number          Outstanding
              Shares Held in Name of          Reporting Person        of Shares         Securities
              ----------------------          ----------------        ---------         ----------



Woodbourne Partners, L.P.                     Reporting Person         896,600             12.9%


     The foregoing percentages assume that the Issuer has 6,974,349 shares of Stock outstanding.

     AS PROVIDED IN S.E.C. REGULATION ss.240.13d-4, THE REPORTING PERSON HEREBY DECLARES THAT THIS STATEMENT SHALL NOT BE CONSTRUED AS AN ADMISSION THAT IT IS, FOR THE PURPOSES OF SECTION 13(d) OR 13(g) OF THE SECURITIES EXCHANGE ACT, THE BENEFICIAL OWNER OF THE SECURITIES COVERED BY THIS STATEMENT.

     (b) Subject to the above disclaimer of beneficial ownership, for each person named in paragraph (a), the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition, is the same as in paragraph (a).

     (c)




                                                                    Number         Price              Transaction
             Purchase in the Name of                    Date        of Shares      Per Share         Made Through
             -----------------------                    ----        ---------      ---------         ------------

Woodbourne Partners, L.P.                              5/20/99         15,000        10.3900         Jefferies & Co.
Woodbourne Partners, L.P.                              5/25/99         10,000        10.5625         Jefferies & Co.
Woodbourne Partners, L.P.                              5/26/99         3,600         10.9375         Jefferies & Co.
Woodbourne Partners, L.P.                               6/3/99         25,000        11.5750         Jefferies & Co.
Woodbourne Partners, L.P.                               6/4/99         10,000        11.9375         Jefferies & Co.
Woodbourne Partners, L.P.                               6/8/99         15,000        11.8750          Morgan Keegan
Woodbourne Partners, L.P.                               6/9/99         10,000        11.8750         Jefferies & Co.
Woodbourne Partners, L.P.                              6/10/99         15,000        12.0000          Morgan Keegan
Woodbourne Partners, L.P.                              6/11/99         5,000         12.3125         Jefferies & Co.
Woodbourne Partners, L.P.                              6/17/99         28,000        12.2411         Jefferies & Co.



     (d) Not applicable.

     (e) Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         NONE.

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CUSIP No.  14916F100                13D                     Page 6 of 6 Pages
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     After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           WOODBOURNE PARTNERS, L.P.

                                               by its General Partner, CLAYTON
                                               MANAGEMENT COMPANY


                                                       /s/ John D. Weil
                                               ---------------------------------
                                               John D. Weil, President

                                               June 18, 1999